July 24, 2019

Simon Tak Leung Ho
Chief Financial Officer
PPDAI Group Inc.
Building G1, No. 999
Dangui Road
Pudong New District
Shanghai
The People's Republic of China

       Re: PPDAI Group Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2018
           File April 25, 2019
           File No. 001-38269

Dear Mr. Leung Ho:

       We have reviewed your July 9, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
June 25, 2019 letter.

Form 20-F for the Fiscsl Year Ended December 31, 2018

Business Overview
Investors, page 50

1. We note your response to comment 1. Please disclose, in future filings, cumulative individual investors for all periods presented.
2. We note your response to comment 1 and that for institutional funding partners, you only began to systematically develop these relationships in the second half of 2018 and only had over 10 institutional funding partners. We also note on page 50, that you disclose you
 Simon Tak Leung Ho
FirstName LastNameSimon Tak Leung Ho
PPDAI Group Inc.
Comapany NamePPDAI Group Inc.
July 24, 2019
Page 2
July 24, 2019 Page 2
FirstName LastName
         expanded your investor base to cover institutional funding partners in August 2014 and have been increasing the number and type of institutional partners since then to meet borrower demand on your marketplace. Please reconcile this apparent discrepancy and revise your disclosures accordingly in future filings, including the number of institutional funding partners and the total loan volume facilitated for the years presented.
Quality Assurance Payable and Receivable, page F-38

3. We note your responses to comments 4 and 5. Considering institutional investors funded
         15% and RMB 8.9 billion of total loans in 2018 for which your quality assurance obligations are not capped, please address the following in future filings:

             Disaggregate the related restricted cash and quality assurance obligation and receivable for individual investors and institutional investors; Disclose why the quality assurance obligation related to institutional investors at
             December 31,2018 is RMB 172 million considering 2018 loan originations of RMB
             8.9 billion and related vintage delinquency rate of 4.79%; and Disaggregate the maximum potential future payments you would be required to
             make for individual investors for which default obligations are capped and institutional investors for which your quality assurance obligation is not capped. Refer to ASC 460-10-50-4(b).
4.       We note your response to comment 5. You state that the maximum potential future
         payments you would be required to make of RMB 2,781 million excludes the ASC 460 component. Tell us and revise, in future filings, how your ASC 450 contingent liability of
         RMB 2,781 million represents the maximum potential amount of future payments that you could be required to make in accordance with the underlying contract provisions for your individual and institutional investors. Refer to ASC 460-10-50-4(b).
Note 4. Loans Receivable, net and Note 8. Accounts Receivable and contract assets, net, page F-
44

5. We note your responses to comments 7 and 8 with regard to how your write-off policy for loans and accounts receivable is in accordance with U.S. GAAP and that you define uncollectible amounts as past due after all commercially reasonable means of recovering the balances have been exhausted. Please address the following:

             Tell us why your write-off policy is inconsistent with industry peers given that many of your competitors write-off their accounts and loans receivable after they are 180 days or more past due and your statements in response to our comments that your delinquency rate calculation is comparable to your peers;
             Tell us why you recognize losses for unrecoverable quality assurance receivables due to changes in default expectations (i.e. when borrower's default) differently than for
 Simon Tak Leung Ho
PPDAI Group Inc.
July 24, 2019
Page 3
             accounts 180 days or more past due (i.e. when you have exhausted all collection efforts, including 3rd party collections, legal proceedings, or sale of the loans) since these amounts are paid by the same borrowers and are contractually due at the same time; and
             Disclose separate rollforwards of loans and accounts receivable 180 days or more past due that present the beginning balance, loans and accounts receivable aged to over 180 days during the year, payments received directly from borrowers, payments collected by outsourced third party service providers, payments collected through legal proceedings, loans and receivables sold to third party asset management companies in arriving at the loans and accounts receivable 180 days or more outstanding at year-end for each period presented in future filings.

       You may contact Michelle Miller at 202-551-3368 or Gus Rodriguez at 202-551-3752 if
you have questions regarding the comments.



FirstName LastNameSimon Tak Leung Ho                           Sincerely,
Comapany NamePPDAI Group Inc.
                                                               Division of
Corporation Finance
July 24, 2019 Page 3                                           Office of
Financial Services
FirstName LastName